UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 001-10533

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom

KENNECOTT CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

Financial Statements and Supplemental Schedules

As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007

Together with Report of Independent Registered Public Accounting Firm

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Assets Available for Benefits as of December 31, 2007 and 2006	4

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2007	5

Notes to Financial Statements	6 - 16

Supplemental Schedules:

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007	17 - 18

Schedule H, Part IV, Line 4a – Schedule of Delinquent Contributions	19

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Kennecott Corporation Savings Plan for Hourly Employees.

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

The Plan Administrator (Vice President, Human Resources - Kennecott Utah Copper Corporation)
Kennecott Corporation Savings Plan for Hourly Employees

We have audited the accompanying statements of assets available for benefits of the Kennecott Corporation Savings Plan for Hourly Employees (the Plan) as of December 31, 2007 and 2006 and the related statement of changes in assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Kennecott Corporation Savings Plan for Hourly Employees as of December 31, 2007 and 2006, and the changes in assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 and the supplemental Schedule of Delinquent Contributions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah
June 27, 2008

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Statements of Assets Available for Benefits

December 31,
	2007	2006
Assets

Investments, at fair value	$58,673,209	$52,059,493

Receivables:
Employee contributions	31,592	96,521
Employer contributions	9,580	29,429

Total receivables	41,172	125,950

Assets available for benefits, at fair value	58,714,381	52,185,443

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	65,110	149,419

Assets available for benefits	$58,779,491	$52,334,862

See accompanying notes to financial statements.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2007

Additions to assets attributed to:
Contributions:
Employee	$2,750,962
Employer	808,426

Total contributions	3,559,388

Investment income:
Net appreciation in fair value of investments	5,240,896
Interest and dividends	3,635,796

Total investment income	8,876,692

Total additions	12,436,080

Deductions from assets attributed to:
Transfers to the Rio Tinto America Inc. Savings Plan	1,171,841
Benefits paid to participants	4,817,340
Administrative expenses	2,270

Total deductions	5,991,451

Increase in assets available for benefits	6,444,629

Assets available for benefits:
Beginning of year	52,334,862

End of year	$58,779,491

See accompanying notes to financial statements.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements

1. Description of the Plan

The following brief description of the Kennecott Corporation Savings Plan for Hourly Employees (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document and the summary plan description for more complete information.

General
The Plan is a defined contribution plan covering all full-time hourly employees who are represented by or included in a collective bargaining unit of Kennecott Utah Copper Corporation and its affiliates (collectively, the Company or the Employer), as defined in the Plan document.  Eligible employees can participate in the Plan immediately after completing three months of continuous service.  Kennecott Utah Copper Corporation is an indirect wholly owned subsidiary of Rio Tinto America, Inc., which is an indirect wholly owned subsidiary of Rio Tinto plc (the Parent).  The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions
Each year, participants may elect under a salary reduction agreement to contribute to the Plan an amount not less than 1% and not more than 19% of their eligible compensation on a before-tax basis through payroll deductions.  Contributions are limited by the IRC, which established a maximum contribution of $15,500 ($20,500 for participants over age 50) for the year ended December 31, 2007.  Participant contributions are recorded in the period during which the amounts are withheld from participant earnings.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company matches the participants' contributions to the Plan at 50%, up to the first 6% of their eligible compensation.  Matching contributions are recorded on the date the related participant contributions are withheld.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

1. Description of the Plan Continued

Participant Accounts
Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and an allocation of the Plan’s earnings, and is charged with withdrawals and an allocation of the Plan’s losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Options for Investments
Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan.  Investment options include mutual funds,  common collective trusts, common stock of the Parent in the form of American Depositary Receipts (ADRs), and a stable value fund consisting of a money market fund and synthetic guaranteed investment contracts.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company's contribution portion of their accounts is based on years of continuous service.  A participant is 100% cliff vested after three years of credited service.

Payment of Benefits
On termination of service due to death, disability, or retirement, participants or their beneficiaries may elect to receive a lump-sum distribution in an amount equal to the value of the participants’ vested interests in their accounts.  Under certain circumstances, participants may withdraw their contributions prior to the occurrence of these events.

Transfers
Along with the Plan, the Company also sponsors another 401(k) plan that covers non-represented employees.  If employees change from union to non-union status during the year, their account balances are transferred from the Plan to the non-union plan; namely, the Rio Tinto America Inc. Savings Plan.  For the year ended December 31, 2007, transfers out of the Plan totaled $1,171,841.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

1. Description of the Plan Continued

Forfeited Accounts
Forfeited non-vested participant account balances may be used to reduce future Company contributions to the Plan.  Forfeitures were $8,757 for the year ended December 31, 2007.  Interest and dividends attributable to the forfeitures were $895 for the year ended December 31, 2007.  As of December 31, 2007 and 2006, the balance of the forfeiture account was $13,980 and $4,328, respectively.

2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

2. Summary of Significant Accounting Policies Continued

Risks and Uncertainties
The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Valuation and Income Recognition
The Plan’s investments in mutual funds are valued at quoted market prices, which represent the net asset values of units held by the Plan at year end.  Plan investments in common stock are stated at fair value based on quoted market prices.  Common collective trusts are valued at the asset value per unit as determined by each common collective trust as of the valuation date.  The fair value of the Plan’s interest in the Dwight Stable Value Fund (see detail of investments included in this fund in Note 3) is based upon the market value of the underlying securities at quoted market value or quoted share prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net appreciation (depreciation) in the fair value of investments which includes realized gains (losses) and unrealized appreciation (depreciation) on those investments is presented in the statement of changes in assets available for benefits of the Plan, and totaled $5,240,896 for the year ended December 31, 2007 (see Note 6).

Payments of Benefits Benefits payments are recorded when paid by the Plan.
Administrative Expenses The Company pays the majority of costs and expenses incurred in administering the Plan. The Company provides accounting and other services for the Plan at no cost to the Plan.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

2. Summary of Significant Accounting Policies Continued

Administrative Expenses - Continued
The Plan has several fund managers that manage the investments held by the Plan.  During the year ended December 31, 2007, the Company paid all investment management fees related to these investment funds.

The investment management fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.
Participant Loans Loans are not permitted to be made to participants in the Plan.
3. Fully Benefit- Responsive Investment Contracts
The Plan’s investments include the Dwight Stable Value Fund.    The Dwight Stable Value Fund is invested in the following:

• A money market fund (TBC Pooled Employee Daily Liquidity Fund);

• A fully benefit-responsive common collective trust (the SEI Stable Asset Fund); and

• Fully benefit-responsive synthetic guaranteed investment contracts (GICs) as follows:

a. Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 5.06%;
b. Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 5.06%;
c. Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 5.60%;
d. Synthetic GIC, Dwight Core International Fund, no specified maturity date, 5.65%;
e. Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 4.75%; and
f. Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 4.75%

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

3. Fully Benefit- Responsive Investment Contracts Continued

Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, issued by a third party, which are secured by underlying assets.  The portfolio of assets underlying the synthetic GICs has an overall AAA credit quality and includes diversified bond portfolios.

The wrap contracts are obligated to provide an interest rate not less than zero. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the fund.  Realized and unrealized gains and losses are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The contract or crediting interest rates for the GICs are typically reset quarterly and are based on the market value of the portfolio of assets underlying these contracts.  Inputs used to determine the crediting interest rates include each contract’s portfolio market value, current yield-to-date maturity, duration, and market value relative to contract value.

These wrap contracts provide benefit withdrawals and investment exchanges at the full contract value of the synthetic contracts (principal plus accrued interest) notwithstanding the actual market value of the underlying investments (fair value plus accrued interest).   There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts.  Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the Company or other Company events (for example, divestiture or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, as amended.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.  The contracts provide that withdrawals associated with certain events which are not in the ordinary course of fund operations, and are determined by the issuer to have a material adverse effect on the issuer’s financial interest, may be paid at other than contract value.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

3. Fully Benefit- Responsive Investment Contracts Continued

Absent the events described in the preceding paragraph, the synthetic guaranteed investment contracts do not permit the issuers to terminate the agreements prior to the scheduled maturity dates.

Average duration for all investment contracts was 2.98 years at each of December 31, 2007 and 2006.  Average yield data for all fully benefit-responsive investment contracts as of December 31, 2007 and 2006 was as follows:

Average Yields	2007	2006
Based on actual earnings	5.62%	5.21%
Based on interest rate credited to participants	4.96%	5.12%

4. Parties-in- Interest Transactions
Certain Plan investments are managed by Putnam Investments, the Plan trustee.  Therefore, these transactions are exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Transactions associated with Rio Tinto plc ADRs are considered exempt party-in-interest transactions because Rio Tinto plc is the Parent of the Company.  As of December 31, 2007 and 2006, the Plan held 27,449.129 and 32,446.29 shares, respectively, of common stock of Rio Tinto plc, with a cost basis of $4,032,869 and $3,487,325, respectively.  During the year ended December 31, 2007, the Plan recorded dividend income of $140,184 related to these shares.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

5. Global Securities Lending Program

The Plan participates in the State Street Bank and Trust Company S&P 500 Flagship Securities Lending Series C Fund (the Fund), a common collective trust.  The Fund invests in certain collective investment funds that participate in the Global Securities Lending Program maintained by State Street Bank. The State Street Bank and Trust Company Quality Funds for Short-Term Investment Super Collateral Fund and Quality D Short-Term Investment Fund (collectively referred to as "Cash Collateral Pools") are cash collateral pools utilized by the underlying fund(s) for the investment of cash collateral resulting from securities lending activities.

The Cash Collateral Pools issue and redeem their units at a price of $1.00 per unit in accordance with their governing documents. Management of the Cash Collateral Pools monitors the variation between the per unit market value of each Pool's portfolio and $1.00. Independent pricing services, quotations from bond dealers, and information with respect to bond and note transactions may be used to assist in determining market value; such pricing services may use valuation models or matrix pricing.  Management of the funds has reviewed the basis on which management of the Cash Collateral Pools has determined to continue to issue and redeem units at a price of $1.00 per unit, including among other things current market conditions and the liquidity of the portfolio. Based on that review, Management of the funds has continued to fair value its holdings of units of each of the Cash Collateral Pools at $1.00 per unit.  Management of the funds will continue to review the valuation of the units of the Cash Collateral Pools, including the basis for the valuation of those Pools by their management, and whether it continues to be appropriate to fair value the funds' investment in those Pools at $1.00 per unit or, alternatively, at a lower per unit fair value.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

6. Investments	The Plan’s investments stated at fair value that represented five percent or more of the Plan’s assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006

Assets of the Dwight Stable Value Fund:
TBC Pooled Employee Daily Liquidity Fund	$162,873	$76,051
State Street Bank Synthetic GICs	7,677,878	7,244,086
Monumental Life Insurance Company Synthetic GICs	5,571,169	5,107,813
SEI Stable Asset Fund	4,800,390	4,017,384

	$18,212,310	$16,445,334

Rio Tinto plc ADRs	$11,525,889	$6,894,512
Dodge and Cox Stock Fund	7,173,980	7,751,496
State Street Bank and Trust Company S&P 500 Flagship Securities Lending Series C Fund	4,237,044	-
Putnam International Equity Fund	3,877,927	3,929,166
Harbor Capital Appreciation Fund	3,710,213	-
Artisan Mid Cap Fund	3,079,845	2,483,818
Putnam S&P 500 Index Fund	-	4,577,766
Putnam Voyager Fund	-	3,605,436

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at fair value:
Common stock	$6,082,942
Mutual funds	(1,074,118)
Common collective trusts	232,072

Net appreciation	$5,240,896

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

7. Plan Termination

The terms of the Plan may be amended, modified or discontinued after the effective date of the Savings Plan Agreement.  Such amendment, modification or discontinuance may occur pursuant to negotiations for employees at Kennecott Utah Copper Corporation who are represented by the labor organizations that are jointly referred to as the Union, or as required by law, or to gain Internal Revenue Service approval.  No change, however, shall make it possible for any part of the funds of the Plan to be used for or diverted for purposes other than for the exclusive benefit of participants and/or their beneficiaries.  In addition, no change shall adversely affect the rights of any participant with respect to contributions made prior to the date of the change.

If the Plan is terminated in accordance with the terms described in the preceding paragraph, each participant’s account shall become fully vested and nonforfeitable and distribution of Plan assets shall be made as directed by the Plan Administrator.

8. Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated December 9, 2002, that the Plan and related trust were designed in accordance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9. Delinquent Contributions
During the year ended December 31, 2007, Plan management determined that employee and employer contributions totaling $131,415 for the payroll period ended June 29, 2007 had not been deposited to the Plan.  As of December 31, 2007, the Company had paid the delinquent contributions to the Plan and the Plan recorded a receivable for interest of $41,172 calculated under the guidelines of the U.S. Department of Labor’s Voluntary Fiduciary Correction Program (see the accompanying supplemental Schedule of Delinquent Contributions).  On January 10, 2008, the Company paid the interest due on the delinquent contributions.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

10. Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of assets available for benefits as presented in the financial statements as of December 31, 2007 and 2006 to the Form 5500:
	2007	2006

Assets available for benefits as presented in the financial statements	$58,779,491	$52,334,862
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(65,110)	(149,419)
Assets available for benefits as presented in Form 5500	$58,714,381	$52,185,443

11. Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial assets and liabilities for financial statements issued for fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities for financial statements issued for fiscal years beginning after November 15, 2008. Plan management does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

In February 2007, the FASB issued Statement on Financial Accounting Standards No. 159 (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115. SFAS 159 provides an option to report selected financial assets and liabilities at fair value, which can be elected on an instrument-by-instrument basis. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management does not believe the adoption of SFAS 159 will have a material impact on the Plan’s financial statements.

KENNECOTT CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES
Employer Identification Number:  13-3108078
Plan Number:  204
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)		(d)	(e)
Party in			Number of		Current
Interest	Identity of Issue	Description of Investment	Units	Cost	Value

		Money Market Fund:
	Mellon Bank	TBC Pooled Employee Daily Liquidity Fund	162,873	**	$162,873

		Common Collective Trusts:
	SEI Investments	SEI Stable Asset Fund	4,800,390	**	4,800,390
	State Street	State Street Bank and Trust Company S&P 500 Flagship Securities Lending Series C Fund	161,037	**	4,237,044
		Total Common Collective Trusts			9,037,434

		Mutual Funds:
	Dodge and Cox	Dodge and Cox Stock Fund	51,888	**	7,173,980
*	Putnam	Putnam International Equity Fund	139,796	**	3,877,927
	Harbor	Harbor Capital Appreciation Fund	99,443	**	3,710,213
	Artisan	Artisan Mid Cap Fund	99,543	**	3,079,845
	PIMCO	PIMCO Total Return Fund	234,629	**	2,508,185
	Dodge and Cox	Dodge and Cox International Fund	24,468	**	1,126,021
	UAM Trust Company	UAM/ICM Small Company Fund	33,947	**	1,125,008
*	Putnam	Putnam Small Cap Fund	50,851	**	1,012,950
	Wells Fargo	Wells Fargo Advantage C&B Mid Cap Fund	58,506	**	947,208
		Total Mutual Funds			24,561,337

	* denotes a party-in-interest as defined by ERISA
	** not required as investments are participant directed

See report of independent registered public accounting firm.

KENNECOTT CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES
Employer Identification Number:  13-3108078
Plan Number:  204
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
(continued)
December 31, 2007

(a)	(b)	(c)		(d)	(e)
Party in			Number of		Current
Interest	Identity of Issue	Description of Investment	Units	Cost	Value

		Synthetic Guaranteed Investment Contracts:
	Monumental Life Insurance Company	Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 5.06%	143,905	**	$2,426,491
	Monumental Life Insurance Company	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 5.60%	113,884	**	2,124,774
	Monumental Life Insurance Company	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 5.06%	54,665	**	1,019,904
					5,571,169

	State Street Bank	Synthetic GIC, Dwight Core Int Fund, no specified maturity date, 5.65%	136,428	**	2,061,676

	State Street Bank	Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 4.75%	295,163	**	4,976,967
	State Street Bank	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 4.75%	34,262	**	639,235
					5,616,202

		Total Synthetic Guaranteed Investment Contracts			13,249,047

*	Rio Tinto plc ADRs	Common Stock	27,449	**	11,525,889

*	Putnam	Pending Account	136,629	**	136,629

		Total Investments at fair value			$58,673,209

	* denotes a party-in-interest as defined by ERISA
	** not required as investments are participant directed

See report of independent registered public accounting firm.

KENNECOTT CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES
Employer Identification Number:  13-3108078
Plan Number:  204
Schedule H, Part IV, Line 4a
Schedule of Delinquent Contributions

Year Ended December 31, 2007

Date Remitted	Payroll End Date	Employee contributions remitted late to the Plan	Nonexempt prohibited transactions that are corrected outside VFCP	Corrective additional Employer earnings contribution

12/31/2007	6/29/2007	$100,869	$100,869	$31,592

Date Remitted	Payroll End Date	Employer match due	Nonexempt prohibited transactions that are corrected outside VFCP	Corrective additional Employer earnings contribution

1/10/2008	6/29/2007	$30,546	$30,546	$9,580

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

KENNECOTT CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES

By:	/s/ Jack Welch ___________
Name: Jack Welch
Title: Treasurer

Date: June 30, 2008

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm